UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or the Company, reports changes in its management:

Mr. Nir Nimrodi has been appointed as Special Advisor to the board. Mr. Nimrodi brings diverse international experience leading global businesses in the biotech and life science industries. Mr. Nimrodi previously was employed at Intrexon Corporation from 2014 to 2019, where he most recently held the position of Chief Business Officer. His background includes strategic planning, business development, full P&L management, M&A, operations, fund raising and investor relations. Mr. Nimrodi currently serves as the Chairman and CEO of Accellix, and has previously held positions with Life Technologies, Proneuron Biotechnologies, Mindsense Biosystems and Teva Pharmaceuticals. Mr. Nimrodi is located in the greater San Diego area, USA.

Mr. Gadi Ben Nissim has been appointed EVP Corporate Development.  Mr. Ben Nissim brings over 20 years of versatile international experience within the pharmaceutical industry in both generics and specialty brands, across various geographies. Mr. Ben Nissim previously held various senior leadership roles with Teva Pharmaceuticals as well as with Mayne Pharma, with a focus on leading commercial business units, business development, strategic and financial planning, new markets development, and post-merger integrations. Mr. Ben Nissim is located in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer